SKADDEN, ARPS, SLATE, MEAGHER & FLOM

世達國際律師事務所

PARTNERS CHRISTOPHER W. BETTS GEOFFREY CHAN * ANDREW L. FOSTER * BRADLEY A. KLEIN ˜ CHI T. STEVE KWOK * EDWARD H.P. LAM ♦* HAIPING LI * RORY MCALPINE ♦ JONATHAN B. STONE * PALOMA P. WANG	42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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♦ (ALSO ADMITTED IN ENGLAND & WALES) ˜ (ALSO ADMITTED IN ILLINOIS) * (ALSO ADMITTED IN NEW YORK) REGISTERED FOREIGN LAWYER Z. JULIE GAO (CALIFORNIA)	April 12, 2019

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Huami Corporation
Registration Statement on Form F-3

Dear Sir or Madam:

On behalf of our client, Huami Corporation, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-3 (the “Registration Statement”) via EDGAR with the Securities and Exchange Commission (the “Commission”) in connection with the proposed offering and sale of certain Class A ordinary shares represented by American Depositary Shares of the Company (“ADSs”) by the Company and the selling shareholders. A registration statement on Form F-6 relating to the ADSs was previously filed with the Commission and declared effective on February 7, 2018.

The Company completed the initial public offering of its Class A ordinary shares represented by ADSs in the U.S. in February 2018, and has not experienced material adverse changes in its business, liquidity or financial conditions since then.

The Company expects to launch the offering as soon as it hears from the staff of the Commission (the “Staff”), and would appreciate the Staff’s prompt feedback.

If you have any questions regarding the Registration Statement, please do not hesitate to contact the undersigned at +852 3740-4863 or julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:	Wang Huang, Chief Executive Officer, Huami Corporation
David Cui, Chief Financial Officer, Huami Corporation
Mark Lian, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP
David Zhang, Partner, Kirkland & Ellis International LLP
Steve Lin, Partner, Kirkland & Ellis International LLP